                     SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C.  20549

                                SCHEDULE 13G

                  Under the Securities Exchange Act of 1934

                        (Amendment No. ___________) *

                            ROADHOUSE GRILL, INC.
                            ---------------------
                              (Name of Issuer)

                   Common Stock, par value $.01 per share
                   --------------------------------------
                       (Title of Class of Securities)

                                 769725 10 2
                               (CUSIP Number)


     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 769725 10 2

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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
      Cupertino Ventures Partnership III, L.P.; Dr. Christian F. Horn/1/ 77-025-6999; ###-##-####
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
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      SEC USE ONLY
 3
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      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Delaware United States
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                          SOLE VOTING POWER
                     5
     NUMBER OF            551,256
      SHARES       -----------------------------------------------------------
   BENEFICIALLY           SHARED VOTING POWER
     OWNED BY        6
       EACH               -0-
    REPORTING      -----------------------------------------------------------
   PERSON WITH            SOLE DISPOSITIVE POWER
                     7
                          551,256
                   -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     8
                          -0-
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      551,256
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      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10
      Excludes 16,666 shares owned by Dr. Horn.
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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
11
      5.7%
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      TYPE OF REPORTING PERSON*
12
      [PN]
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----------------------
/1/    Dr. Horn owns 16,666 shares of record. Dr. Horn is the Managing Partner of Horn Venture Partners II, L.P., a general partner of Cupertino Ventures Partnership III, L.P. Thus, Dr. Horn may be deemed to be the beneficial owner of all of the shares owned by Cupertino.

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ITEM 1.
-------

     (a)  Name of Issuer:
          --------------

          ROADHOUSE GRILL, INC.

     (b)  Address of Issuer's Principal Executive Offices:
          -----------------------------------------------

          6600 N. Andrews Ave., Suite 160
          Fort Lauderdale, Florida  33309

ITEM 2.
-------

     (a)  Name of Person Filing:
          ---------------------

          Cupertino Ventures Partnership III, L.P.; Dr. Christian F. Horn

     (b)  Address of Principal Business Office, or if none,
          -------------------------------------------------
          Residence:
          ---------

          20300 Stevens Creek Blvd., Suite 330
          Cupertino, California  95014

     (c)  Citizenship:
          -----------

          United States

     (d)  Title of Class of Securities:
          ----------------------------

          Common Stock, par value $.01 per share

     (e)  CUSIP Number:
          -------------

          769725 10 2

ITEM 3.   If this statements is filed pursuant to Rule 13d-1(b), or 13d-2(b),
-------   check whether the person filing is a:

     (a)  [ ]  Broker or Dealer registered under section 15 of the Act
     (b)  [ ]  Bank as defined in section 3(a)(6) of the Act
     (c)  [ ]  Insurance Company as defined in section 3(a)(19) of the Act
     (d) [ ] Investment Company registered under section 8 of the Investment Company Act
     (e) [ ] Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

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     (f)  [ ]  Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see (S) 240.13d-1(b)(1)(ii)(F)
     (g)  [ ]  Parent Holding Company, in accordance with (S)
               240.13d-1(b)(1)(ii)(G) (Note: See Item 7)
     (h)  [ ]  Group, in accordance with (S) 240.13d-1(b)(1)(ii)(H)

ITEM 4.  Ownership:
-------

     (a) Amount beneficially owned: 551,256
     (b) Percent of class: 5.7%
     (c) Number of shares as to which such person has:

         (i)   sole power to vote or to direct the vote: 551,256

        (ii)   shared power to vote or to direct the vote:

       (iii)   sole power to dispose or to direct the disposition of: 551,256

        (iv)   shared power to dispose or to direct the disposition of:

ITEM 5.  Ownership of Five Percent or Less of a Class:
-------

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.  Ownership of More than Five Percent on Behalf of Another Person:
-------

         Not applicable.

ITEM 7.  Identification and Classification of the Subsidiary Which Acquired the
-------
         Security Being Reported on By the Parent Holding Company:

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         Not applicable.

ITEM 8.  Identification and Classification of Members of the Group:
-------

         Not applicable.

ITEM 9.  Notice of Dissolution of Group:
-------

         Not applicable.

ITEM 10. Certification:
--------

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes of effect.

     Signature.
     ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: February 11, 1999

                         CUPERTINO VENTURES PARTNERSHIP III, L.P.


                         By:  HORN VENTURE PARTNERS II, L.P.
                         Its: General Partner


                         By: /s/ CHRISTIAN F. HORN
                            -------------------------------------
                         Name:   Dr. Christian F. Horn
                         Title:  Managing Partner

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